September 2, 2014

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  H. Roger Schwall

Re:                             Jones Energy, Inc.

Registration Statement on Form S-3

Filed August 1, 2014

File No. 333-197809

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 1-36006

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 25, 2014, with respect to the above-captioned submission.  The Company is concurrently submitting an amendment to the Registration Statement on Form S-3 (the “Registration Statement”) via EDGAR in order to file an updated Exhibit 5.1.

For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Staff’s comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Registration Statement on Form S-3

1.                                      Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Response:  The Company acknowledges the Staff’s comment.

Exhibit 5.1

2.                                      We note the last paragraph on page 1 that “any securities issuable upon conversion, redemption, exchange or exercise of any Class A Shares being offered will be duly authorized, created and, if appropriate, reserved for issuance upon such conversion, redemption, exchange or exercise.”  However, it does not appear that the Class A shares are convertible, redeemable, exchangeable or exercisable.  Please clarify or revise.

Securities and Exchange Commission

September 2, 2014

Response:  In response to the Staff’s comment, a revised Exhibit 5.1 opinion has been filed to clarify that it is the Company’s Class B shares and units of Jones Energy Holdings, LLC that are convertible into Class A Shares.

Form 10-K for Fiscal year Ended December 31, 2013

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Financial Statements, page F-1

Consolidated Statements of Operation, page F-4

3.                                      We note your disclosure on page F-7 that Class B shareholders hold a 74.7% economic interest, which is presented as a non-controlling interest.  Please explain to us how you allocated total net income of $22,405,000 by allocating income of $24,591,000 to non-controlling interest, and a loss of $2,186,000 to controlling interest.  Include an explanation of how you allocated your income tax provision to controlling and non-controlling interests.  In this regard, we note your disclosure on page 60 that the effective tax rate on income attributable to non-controlling interest was 36.9%.  Please compare this to the effective tax rate for controlling interest and explain the difference to us.

Response:

Allocation of Net Income

Pursuant to the terms of a corporate reorganization that was completed in connection with the closing of the Company’s initial public offering (the “IPO”) on July 29, 2013, the pre-IPO owners of Jones Energy Holdings, LLC (“JEH”) retained 74.7% of the total economic interest in JEH, but with no voting rights or management power over JEH, resulting in the Company reporting this ownership interest as a non-controlling interest.  Prior to the IPO, JEH owned all of the interests in the Company; hence all of the net income (loss) earned prior to the IPO date is reflected in the net income (loss) attributable to non-controlling interests on the Consolidated Statement of Operations for the year ended December 31, 2013.  Net income for the six months ended December 31, 2013 was allocated to the non-controlling and controlling interests on the basis of ownership percentages and the effective date of the reorganization that was completed in connection with the IPO, specifically excluding the expense associated with the accelerated vesting of certain management incentive units in connection with the consummation of the IPO.

Securities and Exchange Commission

September 2, 2014

Net income for the six months ended June 30, 2013 was allocated 100% to the non-controlling interest as the Company did not own an equity interest in JEH prior to the reorganization that occurred in connection with the IPO in July 2013. For the second half of 2013, the pre-tax book income allocable to the period preceding the IPO was allocated 100% to the non-controlling interest, with the remaining income allocated based on the relative ownership percentages (74.7% to the non-controlling interest and 25.3% to the controlling interest), which did not change during the remainder of 2013. In addition, the one-time stock compensation expense of approximately $9.5 million associated with the vesting of management units in connection with the IPO was allocated 100% to the non-controlling interest.

The income tax provision is allocated between controlling and non-controlling interests in accordance with the taxability of income allocated to each. The income allocated to the controlling interest held by the Company is subject to federal and state income taxes in addition to the Company’s allocable share of Texas Franchise Tax included in the provision (net of federal benefit).  In general, the income allocated to non-controlling interests is includable in the income tax returns of the individual pre-IPO owners; the non-controlling interest is only allocated its share of Texas Franchise Tax included in the provision. This information is disclosed in Note 12, “Income Taxes”, on page F-28 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (“10-K”).

The table below illustrates the allocation of net income for the six months ended June 30, 2013 (“1H”) and for the six months ended December 31, 2013 (“2H”) to arrive at the full year allocation:

			Non-
			controlling
	Total	Controlling	Interest (Pre-
	Company	Interest (JEI)	IPO Owners)

1H
Pre-tax book income	$47,216	$—	$47,216
Allocation of income taxes	(251)	—	(251)
Net Income	46,965	—	46,965

2H
Pre-tax book income	(24,882)	—	—
Accelerated vesting of management units[1]	9,574	—	(9,574)
Income to be allocated	(15,308)	—	—
Allocation of income based on days and shares	(15,308)	(3,409)	(11,899)
Allocation of income taxes	322	1,223	(901)
	(24,560)	(2,186)	(22,374)

Net Income Allocation	$22,405	$(2,186)	$24,591

[1] Refer to page 67 of the 10-K for additional information related to the accelerated vesting of management units in connection with the IPO.

Securities and Exchange Commission

September 2, 2014

Effective Tax Rate

The difference between the effective tax rate on net income allocated to controlling interests and the effective tax rate on net income allocated to non-controlling interests is due to the applicable taxing jurisdictions in which the net income allocated to each is subject to tax.

As an LLC, the income allocated to non-controlling interests is subject to taxation on the income tax returns of the individual pre-IPO owners. The income allocated to non-controlling interests is only subject to entity-level taxes in Texas.

As mentioned on page 68 of the 10-K, the income allocated to the controlling interest held by the Company is subject to both federal and state entity-level income taxes. Thus, the effective tax rate on net income attributable to controlling interests of 36.9% (as disclosed on page 60 of the 10-K) reflects federal and state tax rates applied to the net income attributable to controlling interests.

Securities and Exchange Commission

September 2, 2014

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (512) 328-2953 or Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Robert J. Brooks
Robert J. Brooks, Executive Vice President and Chief Financial Officer

cc:                                Mollie H. Duckworth, Baker Botts L.L.P.